SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement | Lisbon | 11 November 2014

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the material fact disclosed by Oi, S.A., regarding the decision by the Board of Directors of Oi related to the Terms of the Corporate Restructuring Involving Oi and Portugal Telecom SGPS, according to the company’s announcement attached hereto.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.
Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.300.29520-8
Publicly-Held Company

NOTICE TO THE MARKET

Decision by the Board of Directors of Oi Regarding
the Terms of the Corporate Restructuring Involving Oi and PT SGPS

Oi S.A. (“Oi,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) informs its shareholders and the market in general that, in a meeting held on this date, the Board of Directors of Oi, having learned of the release of a preliminary announcement relating to the launch of a tender offer (the “Tender Offer”) for the shares of the capital of Portugal Telecom, SGPS, S.A. (“PT SGPS”), which includes conditions that would result in alterations to terms of the restructuring and merging of the shareholder bases already underway (the “Transaction”), specifically the conditions listed in lines vi, vii, viii and ix of item 14 of the preliminary announcement, unanimously decided to reject any changes to the terms of the Transaction, thereby ratifying the decision of Oi’s Executive Board disclosed in a Material Fact today stating that they consider any changes to the definitive agreements entered into with PT SGPS on September 8, 2014, to be inappropriate.

As a result, Oi considers the Tender Offer unacceptable and confirms that it will not modify any corporate acts, definitive agreements or other instruments entered into in order to comply with the conditions stipulated in the Tender Offer.

Oi reiterates its commitment to its investors and the market to promote the migration of its shares to the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros) through the merger of shares with Telemar Participações S.A.

Rio de Janeiro, November 10, 2014.

Oi S.A.
Bayard De Paoli Gontijo
Chief Executive Officer,
Chief Financial Officer and Investor Relations Officer

Important Notice

Investors are urged to read any Solicitation/Recommendation Statement on Schedule 14D-9 filed by PT SGPS and/or Oi with the U.S. Securities and Exchange Commission (the “SEC”) when filed, as they will contain important information. The Solicitation/Recommendation Statements and other public filings made from time to time by PT SGPS and/or Oi are available without charge from the SEC’s website at www.sec.gov.

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. (“TmarPart”) and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed merger of shares, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of TmarPart or Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart or Oi, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management TmarPart or Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to TmarPart or Oi or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions TmarPart, Oi and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart or Oi make on related subjects in reports and communications TmarPart or Oi file with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.